UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 1-15200

Equinor ASA
(Translation of registrant's name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This Report on Form 6-K contains a press release issued by Equinor ASA on January 6, 2026, entitled “Equinor ASA: Share buy-back – fourth tranche for 2025”.

Equinor ASA: Share buy-back – fourth tranche for 2025

Please see below information about transactions made under the fourth tranche of the 2025 share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR, CEUX:EQNRO, TQEX:EQNRO).

Date on which the buy-back tranche was announced: 29 October 2025.

The duration of the buy-back tranche: 30 October 2025 to no later than 2 February 2026.

Further information on the tranche can be found in the stock market announcement on its commencement dated 29 October 2025, available here: https://newsweb.oslobors.no/message/658157

From 29 December 2025 to 2 January 2026, Equinor ASA has purchased a total of 888,448 own shares at an average price of NOK 237.5248 per share.

Overview of transactions:

Date	Trading venue	Aggregated daily volume (number of shares)	Daily weighted average share price (NOK)	Total daily transaction value (NOK)

29 December	OSE	300,500	234.0117	70,320,515.85
	CEUX
	TQEX

30 December	OSE	295,948	237.3718	70,249,709.47
	CEUX
	TQEX

31 December	OSE
	CEUX
	TQEX

1 January	OSE
	CEUX
	TQEX

2 January	OSE	292,000	241.2953	70,458,227.60
	CEUX
	TQEX

Total for the period	OSE	888,448	237.5248	211,028,452.92
	CEUX
	TQEX

Previously disclosed buy-backs under the tranche	OSE	11,585,791	237.0062	2,745,904,525.62
	CEUX
	TQEX
	Total	11,585,791	237.0062	2,745,904,525.62

Total buy-backs under the tranche (accumulated)	OSE	12,474,239	237.0432	2,956,932,978.54
	CEUX
	TQEX
	Total	12,474,239	237.0432	2,956,932,978.54

Following completion of the above transactions, Equinor ASA owns a total of 56,832,432 own shares, corresponding to 2.22% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme (excluding shares under Equinor’s share savings programme, Equinor owns a total of 45,796,549 own shares, corresponding to 1.79% of the share capital).

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and that is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix: A overview of all transactions made under the buy-back tranche that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact details:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+47 412 60 584

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Equinor ASA
(Registrant)

Date: January 6, 2026	/s/ TORGRIM REITAN
Torgrim Reitan
Chief Financial Officer